Exhibit 99.1

Lion Group Holding Makes Strategic Investment of Agunua Technology, to Explore New Opportunities in Carbon Finance

Hong Kong, Aug 19, 2024 /PRNewswire/ -- Lion Group Holding Ltd. (“Lion” or “the Company”) (NASDAQ: LGHL), the operator of an all-in-one trading platform that offers a wide spectrum of products and services, announced today that it entered into a non-binding term sheet with Hong Kong Agunua Technology Co., Limited (“Agunua Technology”) and plans to acquire a 60% post-investment equity stake in Agunua Technology. The investment, valued at $4.8 million, will be executed using $2.88 million worth of American Depositary Shares (ADS) of the Company, priced at $1.2 per ADS. This strategic investment marks Lion Group’s significant expansion in the global carbon finance market, further enhancing its core competitiveness in climate financing, green finance, transition finance, and climate AI application services. The closing of the investment is subject to the execution of a definitive agreement and certain closing conditions set forth in the definitive agreement.

Carbon assets are the most promising strategic resource for international development over the next 30 years. Agunua Technology holds the exclusive technical mandate and 50-year operating rights for the only authorized carbon rights electronic trading platform in the Solomon Islands—the Solomon International Green Asset Exchange (’SIGX’). SIGX boasts a sovereign government-backed international green exchange license and the sole system for South-South cooperation carbon account interconnectivity, making it the exclusive platform for green asset trading in South Pacific countries. The platform covers online sales, electronic order processing, electronic payment settlement, and all other activities related to electronic trading. Leveraging Asia’s technological research and development capabilities, the platform also features climate AI-based intelligent carbon emission measurement hardware, addressing issues of carbon data, carbon standards, green evaluation, and carbon asset trading interconnectivity between countries. This offers global carbon market participants an efficient, secure, and transparent trading environment.

Through this investment, Lion will secure exclusive operating rights to the SIGX carbon credit electronic trading platform. This move will enhance Lion’s efforts in building green financial infrastructure and expanding into emerging sectors focused on carbon neutrality services. By targeting key global markets, South-South cooperation countries, and the Greater China region, this move will not only diversify and enhance Lion’s innovative product offerings, delivering more comprehensive and specialized carbon finance solutions to the Company’s clients, but also open up substantial revenue opportunities, with SIGX’s revenue expected to surpass $200 million by 2029.

Mr. Chunning (Wilson) Wang, CEO of Lion, commented, “Under the global consensus on carbon strategies, the financialization and digitalization of the carbon market are increasingly enhancing its value. Lion’s recent investment is not only a significant expansion of our business but also a strategic move that aligns perfectly with the evolving trends in the global carbon finance market. By integrating Agunua Technology’s strengths with the resource advantages of the SIGX platform, we will create a solid foundation and significant growth potential for rapid expansion in the carbon finance sector. Moreover, by leveraging cutting-edge technologies such as Web 3.0 and AI, we are confident in securing a leading position in the global carbon finance market. This will enable us to achieve new growth points and sustainable development, advance the construction of a digital financial ecosystem, and create meaningful value growth for our shareholders.”

About Lion Group Holding Ltd.

Lion Group Holding Ltd. (Nasdaq: LGHL) operates an all-in-one, state-of-the-art trading platform that offers a wide spectrum of products and services, including (i) total return service (TRS) trading, (ii) contract-for-difference (CFD) trading, (iii) Hong Kong-based over-the-counter (OTC) stock options trading, and (iv) futures and securities brokerage. Additional information may be found at http://ir.liongrouphl.com.

Forward-Looking Statements

This press release contains, “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Lion’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, but are not limited to, statements about: Lion’s goals and strategies; our ability to retain and increase the number of users, members and advertising customers, and expand its service offerings; Lion’s future business development, financial condition and results of operations; expected changes in Lion’s revenues, costs or expenditures; the impact of COVID-19; competition in the industry; relevant government policies and regulations relating to our industry; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Lion cautions that the foregoing list of factors is not exclusive. Lion cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Lion does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law. Additional information concerning these and other factors that may impact our expectations and projections can be found in Lion’s periodic filings with the SEC, including Lion’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023. Lion’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Contacts

Lion Group Holding Ltd.

Tel: +852 2820 9011

Email: ir@liongrouphl.com

ICR, LLC

William Zima

Tel: +1 203 682 8233

Email: ir@liongrouphl.com

New York

Skyline Corporate Communications Group, LLC

Scott Powell, President

Tel: (646) 893-5835

Email: info@skylineccg.com